 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-15572

ASHEVILLE SAVINGS BANK RETIREMENT SAVINGS PLAN

(Exact name of registrant as specified in its charter)

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

(910) 246-2500

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Interests in the Asheville Savings Bank Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

The Asheville Savings Bank Retirement Savings Plan (the “Plan”) was a defined contribution plan covering all participants of the former Asheville Savings Bank, S.S.B. Effective October 1, 2017, First Bancorp acquired Asheville Savings Bank, S.S.B. and also acquired the Plan in the same transaction. On March 31, 2018, the Plan was terminated. After termination, all participant funds were distributed for the benefit of the participants, which were finalized as of November 30, 2018. Employees who were retained by First Bancorp after the plan termination date were eligible to participate in the First Bancorp Employees’ 401(k) Plan beginning on April 1, 2018. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2019	By:	/s/ Eric P. Credle
Eric P. Credle
Chief Financial Officer